UniSource Energy Corporation
1 South Church Avenue
Tucson, Arizona 85702
September 2, 2011
Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	UniSource Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2011
Form 8-K Filed March 23, 2011
Form 10-Q for Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 1-13739

Tucson Electric Power Company
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 1-05924
Dear Mr. Thompson:
UniSource Energy Corporation (“UniSource”) and Tucson Electric Power Company (“TEP” and, together with UniSource, the “Company”) acknowledge receipt of your letter of August 19, 2011 commenting on the above-referenced filings.
This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.
For the convenience of the Staff, each of the Staff’s comments is included in bold and is followed by our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 1. — Business, page K-1
TEP, page K-2
Generating and Other Resources, page K-5
Future Generating Resources, page K-7
1.	To the extent material, please include a description of the status of the solar PV resources you expect to add in 2011 through 2014, including whether these resources are in the planning stage, whether prototypes exist, or whether further engineering is necessary. See Item 101(c)(1)(ii) of Regulation S-K.
Response: We believe that a description of the status of the solar PV resources which we expect to add in 2011 and through 2014 would not be material and does not warrant additional disclosure. To the extent material in respect of future resource additions, we would comply with Item 101(c)(1)(ii) in future filings.
The solar PV resources described in our Form 10-K will represent less than 1% of TEP’s generation capacity and TEP’s 2011 expected retail sales. All of these projects are turnkey projects utilizing proven technologies and reputable developers, where TEP would not take possession of the facilities until certain operational standards are met. These investments are made to meet a portion of Arizona’s Renewable Energy Standard and Tariff Rule (the State’s renewable portfolio standard) that requires TEP and other utilities in the State to supply a percentage of its retail sales from renewable energy resources. The existing projects range from 3 to 5 MW each and the failure of one or more of these projects to go into commercial operation as planned should not materially impact TEP’s ability to comply with the Arizona renewable standards.
Item 7. — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page K-34
2.	Reference is made to the non-GAAP disclosures made in footnotes to the tables on pages K-36, K-46, K-49, K-53, K-62 and K-67. Please tell us your consideration of disclosing the reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your results of operations. See Item 10(e)(1)(i)(c) of Regulation S-K.
Response: In future filings, we will use disclosure similar to the following:
Base O&M
Base O&M, a non-GAAP financial measure, should not be considered as an alternative to Other O&M, which is determined in accordance with GAAP. We believe Base O&M provides useful information to investors because it represents the fundamental level of operating and maintenance expense related to our core utility business. Base O&M excludes: (i) expenses that are directly offset by revenues collected from customers and other third parties; and (ii) gains/losses related to the sale of SO2 emissions allowances.

Retail Margin Revenues
Retail Margin Revenues, a non-GAAP financial measure, should not be considered as an alternative to Net Electric Retail Sales, which is determined in accordance with GAAP. Retail Margin Revenues excludes: (i) revenues collected from retail customers that are directly offset by expenses recorded in other line items; and (ii) revenues collected from third parties that are unrelated to kWh sales to retail customers. We believe the change in Retail Margin Revenues between periods provides useful information to investors because it demonstrates the underlying revenue trend and performance of our core utility business. Retail Margin Revenues represents the portion of retail operating revenues available to cover the operating expenses of our core utility business.
Net Cash Flows after Capital Expenditures and Net Cash Flows Available after Capital Expenditures and Required Payments
Net Cash Flows after Capital Expenditures and Net Cash Flows Available after Capital Expenditures and Required Payments, both non-GAAP measures, should not be considered as alternatives to Net Cash Flows — Operating Activities, which is determined in accordance with GAAP. We believe that Net Cash Flows after Capital Expenditures and Net Cash Flows Available after Capital Expenditures and Required Payments provide useful information to investors as measures of TEP’s ability to fund capital requirements, make required principal payments on debt and capital lease obligations (net), and pay dividends to UniSource Energy.
UniSource Energy Consolidated, page K-34
Liquidity and Capital Resources, page K-37
Unisource Credit Agreement, page K-39
3.	We note your disclosure that the Unisource Credit Agreement restricts, among other things, additional indebtedness. To the extent this negative covenant or other covenants contained in the Unisource Credit Agreement limit, or are reasonably likely to limit, the ability of you or your subsidiaries to undertake financing to a material extent, please discuss these covenants and the consequences of the limitation on your financial condition and operating performance. See Sections I.D and IV.C of SEC Interpretive Release No. 33-8350. This comment also applies to the UNS Gas and UNS Electric credit agreements. Please provide us with your proposed disclosure.
Response: We do not believe that either the debt covenant or other covenants contained in the UniSource Credit Agreement limit, or are reasonably likely to limit, the ability of UniSource or its subsidiaries to undertake financing to a material extent. Rather than issue debt at the parent holding company level, debt is primarily issued by UniSource’s operating subsidiaries, TEP, UNS Gas and UNS Electric. The debt covenant in the UniSource Credit Agreement does not restrict TEP, UNS Gas or UNS Electric from issuing debt that is not prohibited by those subsidiaries’ credit agreements. In addition, the debt covenant in the UniSource Credit Agreement allows UniSource and its subsidiaries to issue a number of additional types of debt, including any other debt which would not result in the occurrence of a default or event of default. The only other covenants in the UniSource Credit Agreement that may be relevant are a minimum cash flow to interest coverage ratio determined on a UniSource stand-alone basis and a not to exceed a maximum leverage ratio determined on a consolidated basis. We disclose such covenants and that UniSource has been in compliance with its covenants under the UniSource Credit Agreement on page K-39. We do not believe that the debt covenant or other covenants contained in the UNS Electric and UNS Gas Credit Agreement limits, or is reasonably likely to limit, the ability of either such company to undertake financing to a material extent. This debt covenant permits the issuance of debt so long as the issuance does not result in a default or an event of default or a violation of the interest coverage ratio under their senior unsecured notes. UNS Gas and UNS Electric covenant not to exceed a maximum leverage ratio in their Credit Agreement. We disclose these covenants and that UNS Gas and UNS Electric have been in compliance with such covenants on pages K-63, K-64 and K-69.
We do not believe that these covenants materially affect our financial condition or operating performance.
The TEP Credit Agreement does not have a debt covenant. However, under that agreement TEP covenants not to exceed a maximum leverage ratio. We disclose that covenant and that TEP has been in compliance with such covenant on page K-56. We do not believe that this covenant is reasonably likely to limit the ability of TEP to undertake financing to a material extent.
Item 8. — Consolidated Financial Statements and Supplementary Data, page K-82
UniSource Energy — Management’s Report on Internal Controls Over Financial Reporting, page K-82
4.	Please include a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K and provide us with your proposed disclosure.
Response: In future filings, Management’s Report on Internal Controls Over Financial Reporting will contain the following additional disclosure:
“The effectiveness of UniSource Energy Corporation’s internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.”

Notes to Consolidated Financial Statements, page K-98
Note 4. Commitments and Contingencies, page K-121
TEP Contingencies, page K123
5.	We note your disclosure regarding the claims related to San Juan Generating Station and that you are unable to predict the outcome at this time. We also note your disclosure regarding other contingencies that you are unable to predict the outcome. ASC 450-20- 50-3 requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. As such, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.
Response: In future filings, for our loss contingencies, we will either estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) the additional loss or range of loss, or state that such an estimate cannot be made. See proposed disclosure in respect of the claims relating to the San Juan Generating Station below.
We have also reviewed the other contingencies where we have stated that we are unable to predict the outcome. In descriptions of litigation claims in which the amounts at issue can be quantified, we have included disclosure of the amounts being sought before saying that the outcome is uncertain. We believe that disclosure which quantifies the litigation claims serves to disclose the upper end of the range of loss in situations in which another range cannot be determined in accordance with ASC 450-20-50. Thus, in the disclosure commencing on page K-123 of our 10-K concerning the El Paso Electric Transmission contingency, we disclosed that we would be required to pay additional transmission expense of approximately $10 million if El Paso prevailed. (As disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, a settlement agreement has been reached in this matter and submitted with the Federal Energy Regulatory Commission (FERC) for their approval. In that disclosure we include the amount that TEP would be required to pay if the settlement was rejected by the FERC and El Paso was to prevail.) Similarly, the descriptions of the claims relating to the Navajo Generating Station included a statement of the amounts being sought by the plaintiffs, which represented the upper end of the range of loss. (The claims relating to the Navajo Generating Station have also been settled, as will be described in our next Quarterly Report on Form 10-Q.)
If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.
Response: We are unable to estimate the reasonably possible additional loss or range of loss in respect of the claims relating to the San Juan Generating Station at this time. While we have described the plaintiff’s claims in our disclosure, the plaintiff does not seek a specific amount of damages and the scope of the injunctive relief sought by the plaintiff is broad and non-specific and not susceptible of determination of a range of loss at this stage of the proceeding. Our legal and environmental personnel participate in twice monthly discussions with the operator of the San Juan Station and the other San Juan participants to determine the course and status of the litigation.

In preparing disclosures for the Company’s loss contingencies, the Company considers the guidance in ASC 450-20-50, applying it to each contingency individually. If an accrual has been made, the Company considers its exposure to potential loss in excess of amounts accrued. Our accounting personnel meet with our legal and environmental personnel on a quarterly basis to review (i) the course and status of pending and threatened litigation and other loss contingencies, including the San Juan Generating Station proceeding, (ii) the potential outcomes of such matters, (iii) whether an adverse outcome may give rise to similar claims by others, (iv) the Company’s experience and the experiences of other entities with similar matters, and (v) whether it is appropriate to recognize losses and our ability to make a reasonable estimate of the associated range of losses. Our accounting personnel also periodically review the San Juan Station operator’s current draft 10-Q and 10-K disclosures regarding the San Juan Generating Station proceeding to further ensure the accuracy of our associated disclosure.
You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.
Response: Based on the current status of the San Juan litigation, our proposed disclosure would be similar to the following:
Claims Related to San Juan Generating Station
In April 2010, the Sierra Club filed a citizens suit under the Resource Conservation and Recovery Act (RCRA) and the Surface Mine Control and Reclamation Act (SMCRA) in the U.S. District Court for the District of New Mexico against PNM, as operator of San Juan; PNM’s parent PNM Resources, Inc. (PNMR); San Juan Coal Company (SJCC), which operates the San Juan mine that supplies coal to San Juan; and SJCC’s parent BHP Minerals International Inc. (BHP). The Sierra Club alleges in the suit that certain activities at San Juan and the San Juan mine associated with the treatment, storage and disposal of coal and coal combustion residuals (CCRs), primarily coal ash, are causing imminent and substantial harm to the environment, including ground and surface water in the region, and that placement of CCRs at the mine constitute “open dumping” in violation of RCRA. The RCRA claims are asserted against PNM, PNMR, SJCC and BHP. The suit also includes claims under SMCRA which are directed only against SJCC and BHP. The suit seeks the following relief: an injunction requiring the parties to undertake certain mitigation measures with respect to the placement of CCRs at the mine or to cease placement of CCRs at the mine; the imposition of civil penalties; and attorney’s fees and costs. With the agreement of the parties, the court entered a stay of the action in August 2010, to allow the parties to try to address Sierra Club’s concerns. If the parties are unable to settle the matter, PNM has indicated that it plans an aggressive defense of the RCRA claims in the suit. TEP cannot predict the outcome of this matter and, due to the general and non-specific nature of the claims and the indeterminate scope and nature of the injunctive relief sought, an estimate of the range of loss cannot be reasonably determined at this time.

Note 6. Debt, Credit Facilities, and Capital Lease Obligations, page K-130
UniSource Energy Debt — Convertible Senior Notes, page K-130
6.	We note your disclosure that the conversion price is subject to adjustment in certain circumstances. Please tell us the circumstances under which the conversion price is subject to adjustment and your consideration of disclosing the circumstances. Please also refer to ASC 815-40-15 and explain to us how you evaluated the adjustment provisions in determining whether or not the conversion options are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-74(a).
Response: The circumstances under which the conversion price is subject to adjustment are as follows:
(1) issuance of shares of common stock as dividends;
(2) subdivisions or reclassifications of our common stock;
(3) issuance to all or substantially all of our common stock holders of rights or warrants entitling them to purchase our stock for less than the current market price;
(4) a distribution to all or substantially all of our common stockholders of capital stock, evidences of indebtedness or other non-cash assets with certain exclusions;
(5) payment of dividends during any quarterly fiscal period which exceeds $0.19 per share; and
(6) distributions of cash or other consideration in respect of a tender offer or exchange offer for our common stock, other than at the current market price.
We considered the likelihood of the occurrence of any circumstances which would give rise to adjustments as remote (other than the one described in clause (5) which is discussed below) and therefore not material for disclosure purposes to investors in UniSource Energy securities.
The following table shows the initial conversion rate, fixed number of shares convertible into UniSource Energy Common Stock and the conversion price upon issuance of the notes in 2005 and the most recent rates, adjusted for dividend payments:

		Fixed Number
Date	Conversion Rate	of Shares	Conversion Price
3/31/2005	26.667	4,000,050	$37.50
12/31/2010	28.100	4,215,000	$35.59
6/30/2011	28.447	4,267,050	$35.15
In each of our periodic reports on Forms 10-K and 10-Q, we disclose the current conversion price. In future filings, we will expand the disclosure concerning adjustments by adding substantially the following (with the new language in quotes):
..., subject to adjustments “including an adjustment to reduce the conversion price upon the payment of quarterly dividends in excess of $0.19 per share”.
We believe that the adjustments to the conversion price are indexed to the UniSource Energy stock and qualify for the first part of the scope exception in ASC 815-10-15-74(a), indexed to its own stock, because:
(1) the contingency provisions are not based on observable markets other than those measured solely by reference to UniSource Energy’s stock; and

(2) The settlement amount equals the difference between the fair value of a fixed number of UniSource Energy’s shares (4,267,050 shares ($150 million/1000 x the current conversion rate of 28.447)) and the fixed amount of the UniSource Energy Convertible debt ($150 million). While the number of shares used to calculate the settlement amount is not fixed, the adjustments that could affect the settlement amount are designed to prevent the holders of the UniSource Energy convertible notes from dilution caused by off-market transactions and are consistent with those of the pricing of a fixed-for-fixed option, such as expected dividends and stock price volatility.
7.	We understand that you and your subsidiaries are permitted to pay dividends so long as such payments would not result in a breach of the covenants in credit agreements. Please explain to us the details surrounding the covenants that limit the payment of dividends and how you evaluate the disclosure requirements of Rule 4-08(e) of Regulation S-X and the need for condensed financial information prescribed by Rule 12-04 of Regulation S-X (refer to Schedule I of Rule 5-04 of Regulation S-X) in light of the covenants. In that regard, please supplement your response to comment one in your letter dated September 24, 2009 to clarify why the disclosures required by each paragraph of Rule 4-08(e) of Regulation S-X and condensed financial information prescribed by Rule 12-04 of Regulation S-X are not applicable in light of the covenants contained in the debt agreements. Please also explain to us whether your subsidiaries have the ability to dividend a significant portion of their net assets to you. If not, explain the factors that would limit this ability including your credit agreement covenants.
Response: UniSource Energy and TEP believe that the current disclosure complies with Rule 4-08(e)(1) of Regulation S-X. Although the current disclosure describes dividend restrictions, these restrictions do not limit the amount of dividends that can be paid from net income. Under Rule 4-08(e)(1), the amount of net income which is subject to dividend restrictions is required to be disclosed. The disclosed dividend restriction arising under the Federal Power Act does not limit the payment by TEP or UNS Electric of dividends from net income and does not apply to UniSource Energy. Because UniSource Energy and all of its subsidiaries are in compliance with their debt covenants at December 31, 2010, there are no amounts of net income which are restricted. All net income could be distributed as dividends without violating the covenants. In future filings, we will calculate and disclose the amount of net income, if any, that is so restricted.
UniSource Energy and TEP believe that the current disclosure is in compliance with Rule 4-08(e)(3), which requires disclosure of the amount of restricted net assets when the restricted net assets of subsidiaries and the parent’s equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method of accounting exceed 25% of consolidated net assets. At December 31, 2010, there were no such restricted net assets, therefore, we have concluded that no disclosure is required.

Under Rule 4-08(e)(3), where the restrictions on making loans differ from the restrictions on paying dividends, the least restrictive should be used in calculating the amount of restricted net assets, as set forth below.
•	Although the Federal Power Act could limit the amount of dividends paid by TEP and UNS Electric, it does not limit the amount of loans that could be made.
•	The Arizona Corporation Commission’s (ACC) Affiliated Interest Rules require approval of any affiliate loan greater than $100,000 that matures in more than one year. However, since no approval is necessary for loans of less than one year, we think that is the least restrictive restriction for purposes of Rule 4-08(e)(3). ACC rules and rate orders applicable to TEP, UNS Gas and UNS Electric do not provide specific leverage requirements or specifically preclude the payment of dividends.
•	As disclosed in Note 6 to the consolidated financial statements, TEP, UNS Gas and UNS Electric’s abilities to pay dividends to UniSource Energy depend upon their compliance with certain covenants in debt agreements as well as meeting certain other regulatory requirements. At December 31, 2010, TEP, UNS Gas and UNS Electric were in compliance with all of their debt covenants and, as noted, there were no regulatory restrictions which limited the amount of loans of less than one year. UNS Gas and UNS Electric debt are subject to a debt covenant which would restrict them from paying dividends and making affiliate loans if a default or event of default would exist after giving effect to the dividend or loan. The debt agreements containing this covenant have a leverage covenant that is based on capitalization which could limit the amount of dividends paid. However, loans by UNS Electric or UNS Gas to UniSource Energy would not result in a breach of the financial covenants in these agreements and would not give rise to a default or an event of default. So, the amount of loans is not restricted by the covenants of UNS Electric or UNS Gas in their debt agreements.
•	Similarly, a covenant in the TEP credit agreement restricts TEP from paying dividends and making affiliate loans if a default has occurred or would occur as a result of the dividend or loan. This credit agreement also has a leverage covenant that is based on capitalization which could limit the amount of dividends paid. However, loans by TEP to UniSource Energy would not result in a breach of the financial covenants in the TEP credit agreement and would not cause a default or event of default. So the amount of dividends or loans is not restricted by covenants in the TEP credit agreement or any other debt agreement of TEP. Therefore, at December 31, 2010 we did not have restricted net assets at our consolidated and unconsolidated subsidiaries.
Therefore, we have concluded that no disclosure was required under Rule 4-08(e)(3). In future filings, if restricted net assets exceed 25% of consolidated net assets, we will disclose the amount of restricted net assets and any other disclosures required by Rule 4-08(e)(3).
At December 31, 2010, UniSource Energy and TEP have equity method investments which have distributed amounts in excess of amounts recognized in income to their respective investors. As such, we have no restricted net assets from equity method investees, to disclose under Rule 4-08(e)(2).
None of TEP’s subsidiaries have any restrictions on making dividends or loans to TEP so we do not believe that any disclosure of dividend restrictions or restricted net assets is applicable to TEP.

Exhibit Index, page K-179
Exhibits 31(a), 31(b), 31(c) and 31(d), page K-192
8.	We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that the reference to Rule 13e-15(f) in the fourth certification is incorrect. Please confirm that future certifications will track the language set forth in Item 601(b)(31).
Response: In future filings of our Forms 10-K, the wording of our certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 will be changed to reference Rule 13a-15(f). We had already made this correction on our Form 10-Q certifications. We hereby confirm that future certifications will track the language set forth in Item 601(b)(31).
Definitive Proxy Statement on Schedule 14A
Board Nominees, page 9
9.	Please clarify the business experience during the past five years of your director nominees, as necessary, to include dates or duration of employment and the principal line of business of any previous employer. See Item 401(e)(1) of Regulation S-K. Please provide us with your proposed disclosure.
Response: In future filings of our Proxy, the wording of the business experience of our director nominees will include dates or duration of employment and the principal line of business of any previous employer. For example, the expanded business experience language for the nominees in the last proxy statement would be as follows:
Paul J. Bonavia
Chairman of the Board, President and Chief Executive Officer of UniSource Energy and TEP since January 2009; President of the Utilities Group of Xcel Energy, an electric and gas utility, from December 2005-December 2008.
Lawrence J. Aldrich
President and Chief Executive Officer of University Physicians Healthcare, a healthcare organization, from 2009 to 2010; President of Aldrich Capital Company, an acquisition, management and consulting firm, since January 2007; Chief Operating Officer of The Critical Path Institute, a non-profit medical research company focusing on drug development, from 2005 to 2007.

Barbara M. Baumann
President and Owner of Cross Creek Energy Corporation, a management consultant and investor company for the oil and gas industry, since 2003; Director of SM Energy Company (formerly St. Mary Land & Exploration), an oil and gas production company, since 2002.
Larry W. Bickle
Director of SM Energy Company (formerly St. Mary Land & Exploration), an oil and gas production company, since 1994; Private equity investor since 2007; Managing Director of Haddington Ventures, LLC, a private equity fund, from 1997 to 2007; Non-executive Chairman of Quantum Natural Gas Storage, LLC, a natural gas storage company, since 2008.
Harold W. Burlingame
Senior Executive Advisor for AT&T Wireless, a telecommunications company, from 2001 to 2005; Chairman of ORC Worldwide, a human resource consulting firm, from 2004 to 2010; President of IRC Foundation, an organization that supports research on industrial and employee relations issues and best practices, since December 2010; Director of Cornerstone on Demand, a learning and talent management software company, since 2006.
Robert A. Elliott
President and owner of The Elliott Accounting Group, an accounting, tax, management and investment advisory services firm, since 1983; Director and Corporate Secretary of Southern Arizona Community Bank, a banking institution, from 1998 to 2010; Television Analyst/Pre-game Show Co-host for Fox Sports Arizona from 1998 to 2009; Chairman of the Board of the Tucson Airport Authority, an airport operator/manager, from January 2006 to January 2007; President and Chairman of the Board of the National Basketball Association Retired Players Association since 2011; Director of University of Arizona Foundation, a philanthropic organization, since 2011.
Daniel W.L. Fessler
President of the California Public Utility Commission, a public utility regulatory agency, from 1991 to 1996; Professor Emeritus of the University of California, an educational institution, since 1994; Of Counsel for the law firm of Holland & Knight from 2003 to 2007; Managing Principal of Clear Energy Solutions, LLC, a company that advocates coal-to-synthetic fuels, since December 2004.
Louise L. Francesconi
President of Raytheon Missile Systems, a defense electronics corporation, from 1997 to 2008; Director of Stryker Corporation, a medical technology company, since July 2006; Chairman of the Board of Trustees for TMC Healthcare, a hospital, since 1999; and Director of Global Solar Energy, Inc., a manufacturer of solar panels and other solar-related products, since 2008.

Warren Y. Jobe
Certified Public Accountant (licensed, but not practicing); Senior Vice President of Southern Company, an electric utility holding company, from 1998-2001; Director of WellPoint, Inc., a health benefits company, since 2004; Trustee of RidgeWorth Funds, an investment company, since 2004; Director of Home Banc Corp., a mortgage bank, from 2005-2009.
Ramiro G. Peru
Executive Vice President and Chief Financial Officer of Swift Corporation, a trucking company, from June 2007 to December 2007; Executive Vice President and Chief Financial Officer of Phelps Dodge Corporation, a mining company, from 2004 to 2007; Senior Vice President and Chief Financial Officer of Phelps Dodge Corporation, from 1999 to 2004; Director of WellPoint, Inc., a health benefits company, since 2004.
Gregory A. Pivirotto
President and Chief Executive Officer and Director of University Medical Center Corporation, a hospital, from 1994 to 2010; certified public accountant since 1978; Director of Arizona Hospital & Healthcare Association, a trade association which provides advocacy, education and service to hospitals and other healthcare organizations, from 1997 to 2005; Director of Tucson Airport Authority, an airport operator/manager, since 2008; Member of the Advisory Board of Harris Bank since 2010.
Joaquin Ruiz
Professor of Geosciences, University of Arizona, an educational institution, since 1983; Dean, College of Science, University of Arizona, since 2000; Executive Dean of the University of Arizona College of Letters, Arts and Science since 2009.
Compensation Discussion and Analysis, page 26
Changes to long-term incentive compensation for 2010, page 29
10.	We note that future long-term incentive awards will be “delivered solely in performance shares with vesting tied to relative TSR and a financial objective” and that the 2010 program uses cumulative net income as the “financial objective.” Please provide additional detail regarding the different financial objectives you may use to determine the vesting of long-term incentive awards, including when and how the compensation committee will determine which objective to use. See Item 402(b)(1)(v) of Regulation S-K.

Response: In future filings, we will provide additional detail regarding the different financial objectives we use to determine the vesting of long-term incentive awards, including when and how the compensation committee will determine which objective to use. For example, such additional detail for our last proxy statement would be similar to the following:
The Company’s long-term incentive plan is designed to provide performance-based compensation, within the meaning of Section 162(m) of the Internal Revenue Code. Accordingly, as required by Section 162(m), our shareholders have approved the following business criteria upon which performance goals can be based: revenue growth; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); operating income; pre- or after-tax income; cash flow (before or after dividends); cash flow per share (before or after dividends); net earnings; earnings per share; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or net assets; economic value added (or an equivalent metric); share price performance; total shareholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels.
Each year, as part of the compensation planning for the upcoming year, the Compensation Committee evaluates the design of our long-term incentive program. After reviewing the Company’s annual operating and strategic plans, the Committee considers the list of shareholder-approved business criteria and decides which one or more of them to use for performance goals for the upcoming awards. For 2010, the Committee decided to use cumulative net income as a performance goal because cumulative net income focuses participants on bottom-line profitability, which would be directly affected by the success of strategic company initiatives during the three-year performance period covered by the awards.
Elements of Compensation, page 32
2010 PEP Results, page 35
11.	We note your disclosure that 2010 target payout awards are subject to adjustment for individual performance. Please disclose the factors considered by the compensation committee in determining whether to adjust the target payout awards for individual performance and explain how the compensation committee evaluates such performance. See Item 402(b)(2)(vii) of Regulation S-K. With a view to understanding how you arrived at the amounts disclosed in the summary compensation table, please also disclose the achievement percentages applicable to each of your NEOs. See Item 402(b)(1)(v) of Regulation S-K. Please provide us with your proposed disclosure.
Response: In future filings, if there are material adjustments for individual performance, we will disclose the factors considered by the compensation committee in determining whether to adjust the target payout awards for individual performance and explain how the compensation committee evaluates such performance. For example, we would propose to disclose the following, based on the information from our last proxy statement:
After the Compensation Committee approved the overall 2010 PEP funding at 111.6% of the target awards, the CEO recommended, and the Compensation Committee agreed, to increase 2010 PEP payments to certain non named-executive officer participants. Providing those increases while staying within the overall PEP cap of 111.6% of the target awards required reductions in PEP payouts to other PEP participants, including both named executive officers and other executive officers. With input from

Mr. Bonavia, the Committee determined the levels of reduction, which were substantially proportional. Accordingly, with the exception of the non named-executive officer participants who received increases, payouts to the remaining participants, including the remaining NEOs, were reduced to keep total PEP payouts within the 111.6% limit. The Committee then decided that Mr. Bonavia’s PEP payout should remain at target performance, as a result of performance feedback from the Board of Directors on overall achievements for 2010. The Committee noted his significant achievement in enhancing the Company’s renewable energy offerings to our customers at minimal impact to our shareholders; his strategic liaisons built over the year with the Company’s constituents; his continued work on talent management; and his successful strong emphasis on cost control and performance results. The Committee than decided that Mr. Larson’s PEP payout should remain close to target performance as a result of significant and successful financing and refinancing efforts totaling $996 million. The following chart reflects the final PEP payouts for 2010:

							Difference
							Between
		2010					Approved
	2010	PEP	2010	111.6% of		Bonus as a	PEP
	Base	Target	PEP	Target	Approved	% of Target	Award and
	Salary	as % of	Target	Performance	PE Award	Performance	111.6% of
Name	($000)	Salary	($000)	($000)	($000)	Achieved	Target
Bonavia, Paul J	$612.0	80%	$489.6	$546.4	$546.4	111.6%	$0.0
Heyman, Raymond H	$333.5	50%	$166.8	$186.1	$180.0	107.9%	$(6.1)
DeConcini Jr, Michael J	$342.2	50%	$171.1	$190.9	$183.0	107.0%	$(7.9)
Larson, Kevin P	$333.5	50%	$166.8	$186.1	$185.0	110.9%	$(1.1)
Kissinger, Karen G	$262.5	40%	$105.0	$117.2	$112.0	106.7%	$(5.2)
Form of Proxy Card
12.	With respect to proposal four, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on executive compensation.
Response: On future proxy cards in which shareholder approval of executive compensation is solicited, we will clearly state that the corresponding proposal is an “Advisory vote to approve executive compensation”.
Form 8-K filed March 23, 2011
Exhibit 99.1
13.	We note the disclosure of non-GAAP financial measures. Please tell us how you complied with Regulation G.
Response: We recognize the need to comply with Regulation G when public disclosures include non-GAAP financial measures. All future public disclosures of non-GAAP measures will include the most comparable GAAP measure and reconciliations to such most comparable GAAP measure and otherwise comply with Regulation G or Item 10(e)(1)(i) of Regulation S-K, as applicable.

Form 10-Q for Quarterly Period Ended June 30, 2011
Item 1. Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 13
Note 1. Nature of Operations and Basis of Accounting Presentation, page 13
Revision of Prior Period Financial Statements, page 13
14.	In light of the revision of prior period financial statements, please tell us your consideration of filing an Item 4.02 Form 8-K.
Response: The errors that gave rise to the revision of our prior period financial statements were not material to any of our prior annual or interim periods but the cumulative impact could be material to the annual period ending December 31, 2011 and the interim period ended June 30, 2011. If the errors had been material to our prior annual or interim periods and if restatement of prior period financial statements had been necessary, we would have filed an Item 4.02 Form 8-K. However, since the errors in prior period financial statements were immaterial and restatements were not required, such prior period financial statements may continue to be relied upon, even though such financial statements have been revised in immaterial respects in accordance with Staff Accounting Bulletin 108. Our assessment of the errors was documented contemporaneously in the second quarter in a SAB 99 memorandum. We discussed the impact of these adjustments with the UniSource Audit Committee. The Audit Committee agreed with management’s conclusion that the out-of-period adjustments are immaterial to the current and prior periods and that the prior period financial statements may continue to be relied upon. We also discussed the adjustments with our independent accountants, who concurred with our analysis and our conclusion that the prior period financial statements may continue to be relied upon. Accordingly, we did not believe that filing an Item 4.02 Form 8-K would be appropriate.
******

We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (520) 745-3122. If for any reason it would be useful to contact me by e-mail, my e-mail address is kkissinger@tep.com.

Very truly yours, UNISOURCE ENERGY CORPORATION
By:	/s/ Karen G. Kissinger
Karen G. Kissinger
Principal Accounting Officer

TUCSON ELECTRIC POWER COMPANY
By:	/s/ Karen G. Kissinger
Karen G. Kissinger
Principal Accounting Officer

Cc:	Adam Phippen, SEC Staff Accountant Lisa Kohl, SEC Staff Attorney John T. Hood, Morgan, Lewis & Bockius LLP